File Number: 13052342

LLC

Certificate of Organization
OF
Tollers & Jack, LLC

The undersigned person(s) do hereby adopt the following Certificate of Organization for the purpose of forming a Utah Limited Liability Company.

Article I

The name of the limited liability company is to be Tollers & Jack, LLC

Article II

The purpose or purposes for which the company is organized is to engage in:
Special Purpose Vehicle to produce 4-part series based on the friendship of CS Lewis and JRR Tolkein.

The Company shall further have unlimited power to engage in or to perform any and all lawful acts pertaining to the management of any lawful business as well as to engage in and to do any lawful act concerning any and all lawful business for which a Limited Liability Company may be organized under the Utah Limited Liability Company Act and any amendments thereto.

Article III

The Company shall continuously maintain an agent in the State of Utah for service of process who is an individual residing in said state. The name and address of the initial registered agent shall be:

(Registered Agent Name & Address)
Arthur Thomas VanWagenen
1795 East Ellen Way
Sandy, UT, 84092

State of Utah
Department of Commerce
Division of Corporations & Commercial Code

This certifies that this registration has been filed and approved on 27, September 2022 in the office of the Division and hereby issues this Certification thereof.

Leigh Veillette
Division Director

Article IV

Name, Street address & Signature of all members/managers

Manager #1
Judd Funk
5 Riva Drive
Newport Coast, CA 92657
Arthur VanWagenen (POA or AIF)
Signature

DATED 27 September, 2022.

Article V

Management statement
This limited liability company will be managed by its Managers

Article VI

Records required to be kept at the principal office include, but are not limited to the following:

Article VI.1

A current list in alphabetical order of the full name and address of each member and each manager.

Article VI.2

A copy of the stamped certificate of Organization and all *certificates of amendments thereto.*

Article VI.3

Copies of all tax returns and financial statements of the company for the three most recent years.

Article VI.4

A copy of the company's operating agreement and minutes of each meeting of members.

Article VII

The street address of the principal place of business is:

1795 East Ellen Way
Sandy, UT 84092

Article VIII

The duration of the company shall be

Under GRAMA {63-2-201}, all registration information maintained by the Division is classified as public record. For confidentiality purposes, the business entity physical address may be provided rather than the residential or private address of any individual affiliated with the entity.